FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated December 29, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Information on 11/04/05
Share Prices:
Sadia ON (SDIA3) = R$ 5.40
Sadia PN (SDIA4) = R$ 5.80
Sadia ADR (SDA) = US$ 26.10
Sadia Latibex (XSDI) = € 2.15

Market Capitalization
R$ 4.0 billion
US$ 1.8 billion	Luiz Murat Jr. Director of Finance and Investor Relations Tel: +55 11 2113-3465 Fax: +55 11 2113-1785 grm@sadia.com.br www.sadia.com

Investor Relations
Christiane Assis
Tel: +55 11 2113-3552
christiane.assis@sadia.com.br
Silvia H. M. Pinheiro
Tel: +55 11 2113-3197
silvia.pinheiro@sadia.com.br
Carlos Eduardo T. Araujo
Tel: +55 11 2113-3161
carlos.araujo@sadia.com.br

Ligia Montagnani IR Consultant Tel: +55 11 3897-6405 ligia.montagnani@firb.com
São Paulo, November 7, 2005- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the third quarter of 2005 (3Q05). The Company’s operating and financial information, approved by the Audit Committee on October 26, 2005, are shown in Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law. All comparisons made in this release are based on the same period in 2004 (3Q04), except where stated otherwise.

“Sadia ended the third quarter of 2005 with very positive results that signalize optimistic perspectives for the year’s performance, a reflection of the efforts obtained by the Company’s 44 thousand employees engaged in the pursue of a greater profitability. The commitment of the commercial team together with the realignment of the focus in clients and destinations, better product mix and better logistics efficiency allowed an increase of 13.3% in both volumes and in revenues. This quarter, the Company registered a 53.4% growth in operating profit and a 57.8% growth in net income as compared to the third quarter of 2004. The focus in improving the operating cash generation (EBITDA) propitiated a 13.8% margin, and allowed Sadia to exceed, in the third quarter of 2005, the 13% goal for the year. Important progresses in the operational area contributed towards the Company reaching net profits of R$ 178 million and a net margin of 9.3%, exceeding the net margin of 7.0% for the third quarter 2004. The Company obtained a net profit of R$423 million for the first three quarters of the year, an amount 35.9% superior to the amount achieved in the same period last year, corresponding to 96% of the R$438.7 million net profit registered in the whole year of 2004. In order to meet the increasing international demand and the new markets developed locally, Sadia kept on accelerating its investments in the optimization of its plants – in the first nine months of the year R$480 million were invested – and increased the investment projects to R$600 million in 2005. Net debt at 27.9% of net worth fell from 32.7% from the previous quarter despite the increase in investments. Many initiatives are also being undertaken in order to strengthen, even more Sadia’s rigorous quality control, as there is a concern in the sector with ongoing news over sanitary problems. Even though the company does not have operating units in the state of Mato Grosso do Sul, and, therefore, is not directly affected by the embargo in exports, Sadia is adopting a group of internal and external initiatives, aiming to maximize operational control and minimize risks, in order to, in the event of a crisis, these initiatives can be quickly put in practice, with great efficacy” – Gilberto Tomazoni - CEO

HIGHLIGHTS – R$ THOUSAND

	9M04	9M05	9M05/ 9M04	3Q04	2Q05	3Q05	3Q05/ 3Q04	3Q05/ 2Q05
Gross Operating Revenue	5,304,030	6,089,366	14.8%	1,890,713	2,044,410	2,142,377	13.3%	4.8%
Domestic Market	2,648,637	3,018,121	13.9%	941,386	980,251	1,042,647	10.8%	6.4%
Export Market	2,655,393	3,071,245	15.7%	949,327	1,064,159	1,099,730	15.8%	3.3%
Net Operating Revenue	4,584,802	5,353,439	16.8%	1,620,252	1,801,942	1,909,639	17.9%	6.0%
Gross Profit Gross Margin	1,417,796 30.9%	1,424,782 26.6%	0.5%	447,601 27.6%	477,441 26.5%	526,283 27.6%	17.6%	10.2%
EBIT EBIT Margin	531,794 11.6%	452,514 8.5%	-14.9%	131,469 8.1%	139,869 7.8%	201,717 10.6%	53.4%	44.2%
Net Income Net Margin	311,255 6.8%	422,967 7.9%	35.9%	112,725 7.0%	144,553 8.0%	177,841 9.3%	57.8%	23.0%
EBITDA EBITDA Margin	708,981 15.5%	616,640 11.5%	-13.0%	190,264 11.7%	193,432 10.7%	262,873 13.8%	38.2%	35.9%
Exports / Gross Revenue	50.1%	50.4%		50.2%	52.1%	51.3%
Net Debt to Equity	27.2%	27.9%		27.2%	32.7%	27.9%
Net Debt to EBITDA	0.5	0.8	-	0.5	1.0	0.8

GROSS OPERATING REVENUES

In the third quarter of the year, Sadia registered gross operating revenues of R$2.1 billion, an amount 13.3% greater than the one obtained in the same period last year, and 4.8% greater than last quarter results. This amount is equivalent to sales volumes of 479.8 thousand tons, which represent a 13.3% increase over volumes sold in the 3Q04 and 6.7% over 2Q05. For the 9M05 results the Company has already achieved R$6.1 billion in revenues, which represents a 14.8% growth as compared to the 9M04.

Sales in the domestic market represented 43.0% of the total volume sold and 48.7% of the quarter’s gross operating revenues. Sales in the export market represented 57.0% of volumes sold and 51.3% of revenues for the period.

The business expansion is the result of a group of factors that include:
. gains in productivity and production optimization;
. growth in external markets sales, led in part, by the expansion in production which was allowed by the investments in capacity expansion;
. the ability to increase international prices, that partially compensated the losses incurred with the foreign currency devaluation;
. better product mix; and
. realignment of the focus of clients and destinations.

In the international market, demand continues to be strong which has allowed Sadia to increase its prices. Several of the Company’s export products are being sold at higher prices than those last year, keeping competitiveness in relation to its international peers. In contrast to domestic stability, external market showed a strong demand which allowed record high shipments of 100 thousand tons in September.

GROSS OPERATING REVENUE – R$ MILLION

TOTAL SALES

	9M04	9M05	9M05/ 9M04	3Q04	2Q05	3Q05	3Q05/ 3Q04	3Q05/ 2Q05
Tons	1,157,280	1,354,081	17.0%	423,534	449,749	479,849	13.3%	6.7%
Processed Products	488,655	545,500	11.6%	171,526	175,253	189,569	10.5%	8.2%
Poultry	570,794	699,397	22.5%	220,800	234,074	248,778	12.7%	6.3%
Pork	97,831	109,184	11.6%	31,208	40,422	41,502	33.0%	2.7%

R$ thousand	5,304,030	6,089,366	14.8%	1,890,713	2,044,410	2,142,377	13.3%	4.8%
Processed Products	2,438,226	2,706,659	11.0%	855,987	881,302	935,231	9.3%	6.1%
Poultry	2,241,428	2,494,962	11.3%	815,665	833,752	878,640	7.7%	5.4%
Pork	422,294	587,783	39.2%	143,648	228,505	211,408	47.2%	-7.5%
Others	202,082	299,962	48.4%	75,413	100,851	117,098	55.3%	16.1%

GROSS OPERATING REVENUE - TOTAL

SALES BREAKDOWN

Tons	9M04	9M05	9M05/ 9M04	3Q04	2Q05	3Q05	3Q05/ 3Q04	3Q05/ 2Q05
Domestic Market	535,705	596,369	11.3%	189,251	192,838	206,415	9.1%	7.0%
Processed Poducts	434,800	475,666	9.4%	153,428	154,986	166,422	8.5%	7.4%
Poultry	63,535	95,048	49.6%	24,004	29,306	30,885	28.7%	5.4%
Pork	37,370	25,655	-31.3%	11,819	8,546	9,108	-22.9%	6.6%

Export Market	621,575	757,712	21.9%	234,283	256,911	273,434	16.7%	6.4%
Processed Poducts	53,855	69,834	29.7%	18,098	20,267	23,147	27.9%	14.2%
Poultry	507,259	604,349	19.1%	196,796	204,768	217,893	10.7%	6.4%
Pork	60,461	83,529	38.2%	19,389	31,876	32,394	67.1%	1.6%

Total	1,157,280	1,354,081	17.0%	423,534	449,749	479,849	13.3%	6.7%

R$ thousand	9M04	9M05	9M05/ 9M04	3Q04	2Q05	3Q05	3Q05/ 3Q04	3Q05/ 2Q05
Domestic Market	2,648,637	3,018,121	13.9%	941,386	980,251	1,042,647	10.8%	6.4%
Processed Poducts	2,158,173	2,386,185	10.6%	765,174	777,067	828,377	8.3%	6.6%
Poultry	227,150	306,700	35.0%	84,252	96,719	98,924	17.4%	2.3%
Pork	110,812	109,183	-1.5%	37,495	38,271	36,883	-1.6%	-3.6%
Others	152,502	216,053	41.7%	54,465	68,194	78,463	44.1%	15.1%
Export Market	2,655,393	3,071,245	15.7%	949,327	1,064,159	1,099,730	15.8%	3.3%
Processed Poducts	280,053	320,474	14.4%	90,813	104,235	106,854	17.7%	2.5%
Poultry	2,014,278	2,188,262	8.6%	731,413	737,033	779,716	6.6%	5.8%
Pork	311,482	478,600	53.7%	106,153	190,234	174,525	64.4%	-8.3%
Others	49,580	83,909	69.2%	20,948	32,657	38,635	84.4%	18.3%
Total	5,304,030	6,089,366	14.8%	1,890,713	2,044,410	2,142,377	13.3%	4.8%

DOMESTIC MARKET

For the 9M05, domestic sales had a 13.9% increase, which added up to R$3.0 billion, an amount that corresponds to a 11.3% increase in sales volumes, which reached 596.4 thousand tons.

Sadia ended the quarter with R$1.0 billion in revenues, which represents a 10.8% increase as compared to the same period last year and a 6.4% rise over 2Q05. Sadia’s superior performance is a reflex of the commercial team efforts, gains in productivity obtained in the industrial area and logistics optimization. For the next quarter, the perspectives are that part of recovery in purchasing power will be directed towards food consumption.

The highlight was the poultry segment which registered a 28.7% increase in sales volumes, which led to a 17.4% increase in gross revenues. This growth results from the acquisition of Só Frango in January 2005 and the larger participation of whole chicken in the mix of products sold. As whole chicken has lower prices per ton compared to poultry cuts, prices in this segment fell 8.8% comparing 3Q05 over 3Q04.

In the processed products segment, Sadia has been broadening its product mix, in order to better meet the demand for differentiated products and to insure its market leadership in more elaborated products. This strategy has allowed the Company to increase volumes in 8.5% and thus, its gross revenues in 8.3% for the 3Q05 as compared to the same period last year. Despite difficulties in passing on prices in the domestic market, the 0.2% reduction in the average price for processed products results mainly from the increase in sales volumes of products in bulk. These products have a lower price per unit, but are also produced at a lower cost, allowing thus, gains in margins.

In the pork segment the highlight was the 27.8% price increase due mainly to a contraction in the domestic market supply, as most of the products were directed towards the export. Sales volumes and revenues fell 22.9% and 1.6%, respectively.

GROSS OPERATING REVENUE – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

EXTERNAL MARKET

The export market has been showing strong demand and possibilities of developing new businesses. This favorable scenario has allowed a 15.8% growth in operational revenues as compared to 3Q04, adding to R$1.1 billion. Sadia achieved a historical sales volume record, with shipments of 273.4 thousand tons (the previous historical sales volume record of 256.9 thousand tons was achieved in the 2Q05), an amount 16.7% greater than the same period last year. In the 9M05, revenues amounted to R$3.1 billion (with a 15.7% growth as compared to 9M04), with a volume of 757.7 thousand tons (+21.9%).

Sadia’s quarterly results were a function of increases in international prices, optimization in logistics and better product mix. Altogether, these factors practically compensated the 21.2% devaluation of the dollar for the 3Q05/3Q04 period.

In gross revenues, the highlight of the period was the pork segment. It registered a 64.4% increase, totaling R$174.5 million, as compared to 3Q04. These revenues are a reflex of greater volumes shipped to Russia. In the period there were sales of 32.4 thousand tons, which represented a 67.1% increase as compared to the same period 2004. Despite the devaluation of dollar, prices in Brazilian real decreased only 1.5% for the period.

Sadia also registered a significant expansion in sales of processed products, due to the closing of new contracts with large international companies. Revenues amounted to R$106.8 million, a 17.7% increase, with shipments reaching 23.1 thousand tons, a 27.9% increase as compared to 3Q04. Despite the 12.2% increase in US dollar-term prices, it was not sufficient to compensate the 21.2% US dollar devaluation in the period.

In the quarter, the poultry segment had a 6.6% increase in revenues adding to R$779.7 million, representing volumes of 217.9 thousand tons and a 10.7% growth as compared to 3Q04. The achievement of the sales team in the mission of passing on prices in hard currency in almost 16.8% partially compensated the devaluation of the dollar for the period.

Sadia is a benchmark in the administration of its animal stock. Nevertheless, the Company continues to improve its animal quality control systems, especially at this moment, when news of sanitary problems are gaining space and worrying several sectors of our economy. The Company is working on this issue with the utmost priority, at the highest level of its corporate governance structure and adopting several preventive measures.

The Company is participating in meetings with companies in the sector, and federal and state organisms, in order to establish the Sanitary Regionalization program for poultry, similar to the one that already in place for cattle. The Regionalization will probably be implemented by December 15, of this year, as per public commitment by the Minister of Agriculture, Mr. Roberto Rodrigues.

The Regionalization, which follows all OIE (World Organization for Animal Health) standards, will assure to international markets that Brazil maintains sanitary barriers between states, specific regulation on animal transportation, traceability, blood tests, capable laboratories and other controlling mechanisms that attest the production quality from the different regions of the country. The measure allows that an eventual problem detected in a certain state – most of them as large as many European and Asian countries – will not affect producers from other regions.

Sadia is in the direction of fully implementing the capacitation it needs to attend the rules of the Regionalization.

Even without having breeders in the state of Mato Grosso do Sul, the Company is actively participating in work groups with companies from the sector and governmental organizations, as it is aware of the delicate moment the industry is experiencing.

It is worth mentioning that Sadias’s exports continue to be directed towards several markets, which confirm the trust in the quality of Company’s products, and also represents a risk mitigating factor for the Company.

GROSS OPERATING REVENUE– EXPORT MARKET

AVERAGE PRICE – R$/KG – EXPORT MARKET

EXPORTS BY REGION - REVENUE

OPERATING RESULTS

Sadia’s net revenues have added up to R$1.9 billion in the 3Q05, an amount 17.9% and 6.0% greater as compared to the 3Q04 and 2Q05. This performance is explained mainly by the greater sales volume and by the average price stability, even with the dollar devaluation during 2005. In the 9M05, revenues reached R$5.4 billion, an amount 16.8% greater than those achieved in the same period last year.

This performance results from, among other factors, optimization in deductions which has allowed net revenues to have a greater increase than gross revenues.

The better balance between grains supply and demand in the market in the 3Q05, as well as the dollar devaluation in the period, reduced the pressure on corn and soybean prices. In the 3Q05, corn and soybean prices were, respectively, 9.2% and 1.1% lower than the average in the 2Q05.

Gross revenues for the 3Q05 achieved R$526.3 million, 10.2% higher than 2Q05. The 27.6% gross margin surpassed the figures achieved in the other quarters of 2005, due to efforts in cost management and greater revenues. This strategy has been allowing Sadia to register a growing trajectory in its gross margin, from 25.6% (1Q05), 26.5% (2Q05) to 27.6% (3Q05).
GROSS MARGIN

The operating expenses over net revenues ratio showed expressive gains as it decreased from 19.5% (3Q04) and 18.7% (2Q05), to 17.0% for 3Q05, despite the 13.3% increase in volumes sold as compared to 3Q04 and 6.7% over 2Q05. Even with this recent achievement, the Company keeps seeking new opportunities that will improve its operating efficiency.

The sales expenses over net revenues ratio showed a significant reduction: it decreased to 15.6% in the 3Q05, against 18.3% achieved in the 3Q04 and 17.5% in the 2Q05. This performance reflects the aggressive plan in expense reduction put in practice during this year, several measures were implemented, such as the renegotiation of contracts and better logistics efficiency.

General and administrative expenses remained practically stable, equivalent to 0.9% of net revenues.

Depreciation and amortization added to R$52.2 million for the 3Q05, an amount 6.4% greater than the one achieved for 3Q04.

The R$201.7 million earnings before financial expenses and equity pick up (EBIT), were 53.4% greater as compared to 3Q04 and 44.2% greater as compared to 2Q05.

SALES EXPENSES / NET REVENUE

EBITDA

CALCULATION OF EBITDA = EBITDA = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	9M04	9M05	3Q04	3Q05
EBIT	531,794	452,514	131,469	201,717
(+)DEPRECIATION/AMORTIZATION	141,164	141,031	49,047	52,170
(+)EMPLOYEE PROFIT SHARING	36,023	23,095	9,748	8,986
EBITDA	708,981	616,640	190,264	262,873
EBITDA MARGIN	15.5%	11.5%	11.7%	13.8%

The R$262.9 million EBITDA was 38.2% greater than the one achieved in the 3Q04 and 35.9% greater than the one from 2Q05. The EBITDA margin also increased, reflecting the Company’s efforts in seeking higher levels of profitability.

FINANCIAL RESULTS

The net financial results in the quarter amounted to R$84.2 million, close to the R$75.0 million achieved for the 3Q04, but inferior to the R$175.3 million from the 2Q05. The financial results continue to be influenced by the Company's operational hedges, which are in conformity with Sadia's financial policy.

At the end of the 3Q05, Sadia's net financial debt was R$595.3 million, an amount 7.5% lesser than the one registered at the end of the 2Q05, despite the increase in investments. The net financial debt over shareholders equity ratio decreased from 32.7% in the 2Q05 to 27.9% in the 3Q05, basically due to an increase in net cash generated.

FINANCIAL INDEBTEDNESS – R$ Million

	September 2004	Chg.	September 2005	Chg.
Short Term	1.600,8	55%	1.429,9	48%
In R$	1.404,7	88%	680,7	48%
In US$	196,1	12%	749,3	52%
Long Term	1.292,5	45%	1.541,4	52%
In R$	620,8	48%	226,1	15%
In US$	671,7	52%	1.315,3	85%
Total	2.893,3	100%	2.971,4	100%
Financial Investments	2.417,9	100%	2.376,0	100%
In R$	1.495,6	62%	707,1	30%
In US$	922,3	38%	1.669,0	70%
Net Financial Indebtedness	475,4	100%	595,3	100%
In R$	529,9	111%	199,7	34%
In US$	-54,5	-11%	395,6	66%
Net Debt to Equity	27.2%		27.9%
Net Debt to EBITDA	0.5		0.8

NET DEBT TO EQUITY	NET DEBT TO EBITDA* *Last 12 months

EQUITY PICK UP

The R$53.0 million negative result in equity pick up in the 3Q05, was due to the recognition of losses in the exchange rate variation on the Company’s offshore subsidiaries participation.

NET INCOME
Net income amounted to R$177.8 million in the 3Q05, a 57.8% increase as compared to the 3Q04 and 23% greater as compared to the 2Q05. The accumulated for the 9M05 reached R$423.0 million, 35.9% greater than that posted for the same period last year, and equivalent to 96% of the entire net profit obtained in 2004. This result is aligned with the Company´s strategy of increasing revenues through cost control and focus on optimization of revenues.

INVESTMENTS
During the 9M05, the Company’s investments added to R$480 million, against R$171.6 million in the same period last year. Up until now, 25.8% of these investments were directed towards processed products, 58.1% towards poultry, 3.6% towards hogs and 12.5% towards mainly to information technology. For 2005, the investments, originally estimated in R$500 million, were expanded to approximately R$600 million, to basically meet the growing local and foreign demand.
R$ million

During the years of 2006 and 2009, due to the new expansion plan announced in September, R$1.5 billion are expected to be invested in the state of Mato Grosso, of which R$ 800 million are being invested by Sadia in operating units and R$ 700 million by the integrated outgrowers in animal production, according to the Investment Plan announced in September/05 which will raise our capacity by 50% for hogs and poultry.

CAPITAL MARKETS

From September 2004 to September 2005, Sadia’s preferred shares had a positive performance of 25.5%, a percentage inferior than the 35.9% increase of the Ibovespa during the same period. This development was kept even after Sadia’s 47.3% positive performance in the 3Q05 against a 26.1% positive performance from Ibovespa.

The daily average financial traded volume increased from R$6.4 million in the 3Q04 to R$10.7 million in the 3Q05. These volumes confirm Sadia as the leading traded stock in the food sector, with a 59.5% participation.

For the period of September to December 2005 Sadia’s preferred shares (Sdia4), will compose the theoretical portfolio of the Ibovespa index, with a 1.004% participation. The Ibovespa portfolio lists 57 stocks and is composed by the stocks that in the last 12 months have fulfilled several specific criteria determined by the Bovespa, such as negotiability index, financial volume and presence in traded days.

SÃO PAULO STOCK EXCHANGE

FINANCIAL VOLUME – 9M05 FOOD SECTOR IN BOVESPA	PREFERRED – BREAKDOWN BY INVESTOR

Sadia’s preferred shares kept its balance distribution among the several investor categories of Bovespa. Among the main highlights, it is worth mentioning the rise in foreign investor participation, which helped to increase the stock liquidity.

NEW YORK STOCK EXCHANGE

During last quarter, Sadia’s level II ADRs had a 53.4% positive performance. The daily average financial traded volume increased to US$574.3 thousand in the 3Q05 from US$255.4 thousand in the 3Q04.

HIGHLIGHTS

For the quality of its products and for the Excellency in management, Sadia received in the last quarter, several important acknowledgments, which cause great pride for the 44 thousand professionals who are part of the Sadia family:

TAG ALONG

Aiming to continue to improve its corporate governance practices and to allow a better alignment of the common and preferred shareholders’ interests, Sadia’s board of directors will submit to the appreciation of the Extraordinary Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting to be held on December 15, 2005 a proposal to reform its bylaws including the right to be included in a public offering resulting from the disposal of the Company’s control (tag along), and thus entitle its holders to receive a price equal to eighty percent (80%) of the amount paid per common share which is an integral part of the control block

However, the proposal will also include that the right to a dividend, per preferred share, to be 10% higher than that of each common share to be extinguished. The preferred shareholders who have not agreed with such exclusion and have acquired Sadia shares until the closing of the stock exchange on October 27, 2005, may manifest their right to withdraw from the Company during the legal period. In this manner, the preferred stock of the Company that is acquired after the date of the announcement of the intention to change the Company’s bylaws will not have such right of withdrawal.

STANDARD & POOR´S RAISES RATING SADIA

Sadia announces that Standard & Poors, one of the most important credit rating agencies in the world, raised Sadia´s rating from “BB-” to “BB” for the Company´s credit and foreign debt rating. With this decision, future sênior issues in foreign currency from the Company will be classified as “BB”, one notch above the sovereign debt of the Republic of Brasil which remains at “BB-”.

IBOVESPA

For the period of September to December of 2005 Sadia’s preferred shares (Sdia4), will compose the theoretical portfolio of the Ibovespa index, with 1.004% participation.
Sadia’s participation in the distinct group of stocks that compose the Ibovespa index attest the Company’s strategic plan, focused in transparency and value creation for its shareholders.

Best in Agribusiness
In August, Sadia was awarded the first place in the meat industry sector, from a ranking of the best companies in 30 agribusiness sectors. The prize, in its first edition, announced on August 2005, was sponsored by Globo Rural magazine that created the Best in Agribusiness yearbook. Taking into consideration the entire production chain, the ranking was elaborated by Serasa in partnership with the journalist Mario Watanabe (editor of the publications, Ranking Valor 1000 and Maiores e Melhores), with the purpose of evaluate the performance and management in the several sector of the agribusiness.

Prêmio Valor / 2005 award Established by the newspaper Valor Econômico, the Prêmio Valor award is given to companies that have had an outstanding performance among the one thousand largest companies from the country, classified by net revenues and debt in 27 sectors. In this award, it is evaluated factors such as sustainable growth, net revenues, profitability, activity margin, current ratio and value generation, among others. On August 2005, Sadia was awarded the first place in the food sector, the fourth place in sustainable growth and third place in net revenues.

The Most Admired Companies in Brazil – 2005 Edition
A research conducted with 1,054 executives from the main companies located in Brazil, from 40 sectors of the economy, and announced on August 2005 by the magazine Carta Capital, elected Sadia as the second most admired company by the Brazilian executives in the food sector, staying ahead of food multinationals companies such as Unilever Bestfoods and Cargil. The change in levels in the ranking was an important achievement, as Sadia had taken third place for the food sector, for two years in a row. For the final ranking it was evaluated criterias such as management quality, HR commitment, innovation, renown, commitment with the country, ability to compete globally, financial solidity, quality of products and services, ethics and social responsibility.

Top Five Awards given by the magazine Supermercado Moderno
At the end of August, Sadia received the Top One place in the Top Five award, established by the Supermercado Moderno Magazine from its Top Five yearly publication. In this award, retailers classify the industries that are the most important to the success of their business, through brand power. In the award, companies from each section of a supermarket were chosen: perishable and non-perishable food, alcoholic and non-alcoholic beverages, hygiene and beauty products, cleaning and disposable items.

Prêmio Top Company Excellence
In September, Sadia was awarded as the highlight in company excellence in products and services, given by ONEP (National Organization for Events and Research), sponsor of the Prêmio Top Company Excellence award. The award is given to companies which had an outstanding performance in excellence and total quality, determined based on the results of a research conducted with professionals from state-owned companies and private ones throughout Brazil, who vote for their clients, suppliers and collaborators. It is aimed to stimulate, in the business environment, the recognition for the executives who have shown respect towards costumers, have implemented a quality program certified by ISO 9000, and have invested in an economical end environmental way in the country, promoting the generation of jobs.

Largest Dividend Payers in Brazil
In the ranking of the 100 companies which have best remunerated its shareholders in the last five years, Sadia was considered the best in the food and beverages sector. Announced in October, the ranking is prepared by the magazine Conjuntura Econômica, together with IBRE (Brazilian Institute of Economics) from FGV (Getulio Vargas Foundation).

Marketing Best 2005 - Case “Commemoratives Sadia”
On October 2005, Sadia received the Marketing Best 2005 award, for the success obtained in 2004 with its commemorative product line, the most complete and diversified in the market. Sponsored by the MadiaMundoMarketing and by the Publisher Referência, from the Getúlio Vargas Foundation Business School, the award was a recognition for the case “Sadia’s Fiesta growth consolidates the brand in commemorative product market”, a campaign that allowed: a 21% growth in sales, as compared to the 2003 results; an expressive increase of the number of compliments received through Sadia’s customer communication channel; as well as reaffirmation of Sadia’s Turkey as a synonym of Christmas tradition.

Top of Mind in Ham
The newspaper Folha de São Paulo and the Research Institute Datafolha conducted the 15th edition of the Top of Mind award on October 2005. It has revealed the most remembered brands by Brazilian consumers throughout the country. Sadia was the winner of the ham category, being remembered with 57% of the customer’s citations, and almost 40 percentage points ahead of the second placed company, Perdigão, with 18% of the customer’s citations. Besides the 2005 Top of Mind award, the Sadia’s ham advertising movie was considered as the most effective among the advertisements put on air on July. The company also obtained the second place in the 2005 Top of Mind awards in the margarine category, with the Qualy brand, and vice-leadership in the special category Top Popular, as the most remembered by the class C consumers, together with Hellmann’s (1st place) and Nestlé (3rd place).

Most Valuable Brands from the South
Sadia obtained the first place in the Most Valuable Brands from the South ranking. The evaluation is done by Interbrand, an English consulting company together with the magazine Amanhã. The ranking analyzed the value the public held companies from the South of Brazil, according to a methodology of global brands, published in Business Week magazine, adapted to the Brazilian market.

NOVEMBER 8 EVENTS (TUESDAY)

National: Analyst and Investment Professionals Meeting
Time: 11:00 a.m (Brasília Time)
Location: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

International: Conference Call
Time: 3:00 p.m. (Brasília Time)
Telephone numbers for conection:
Brazil: +55 11 4613-0502
USA: (1 800) 860-2442
Other Countries: (1 412) 858-4600
Password: 928

The audio from the meeting and from the conference call will be broadcasted live through the Internet, with the slide presentation posted in website, www.sadia.com.br

The statements contained in this release relating to the outlook for the Company’s business. projections ofoperating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes. the general economic performance of Brazil. of the industry and the international markets – being therefore subject to change.

# # # #

ANNEX I

ANNEX II

ANNEX III

CASH FLOW STATEMENT

	JUNE 2004	JUNE 2005
Net result from the period	**311,255**	**422,967**
Adjusments to reconcile net income with cash generated from operating activities:		
Variation in minotiry interest	88	1,099
Provisioned interest net of paid	65,177	(232,991)
Depreciation, amortization and exhaustion	141,164	133,785
Goodwill amortization from acquistion	-	7,246
Result of interest in companies	2,994	184,256
Deferred taxes	53,494	17,254
Contingencies	(625)	9,421
Result of sale or write-off of property, plan & equip.	1,518	3,366
Variations in operating assets and liabilities:		
Customer accounts receivable	124,890	(48,967)
Inventories	(229,308)	(84,957)
Taxes recoverable and others	(42,382)	(76,100)
Judicial deposits	916	(1,217)
Suppliers	28,457	11,990
Taxes and contribns. To withhol, wages to pay, others	(192,813)	(187,561)
Net cash generated from operating activities	**264,825**	**159,591**
Investiments activities:		
Proceeds from sale of property, plant & equip.	4,660	2,612
Acquisition of prop., plan & equip. / deferred assets	(241,106)	(479,801)
Paid portion in subsidiary, net of cash	-	(54,021)
Financial investments	(2,237,759)	(1,411,660)
Financial investment redemptions	2,390,015	1,262,219
Net cash generated from investment activities	**(84,190)**	**(680,651)**
Financeing activities:		
Loans and financing	1,187,822	1,981,258
Payment of financing	(1,265,962)	(1,318,425)
Dividends paid	(131,218)	(129,721)
Purchase of shares in treasury	-	(10,179)
Net cash generated from financing activities	**(209,358)**	**522,933**
Cash at beginning of fiscal year	230,403	155,600
Cash at end of fiscal year	201,680	157,473
Net addition (deduction) in cash	**(28,723)**	**1,873**